Exhibit 99.1

ENTERA BIO LTD.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel
January 14, 2020

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, FEBRUARY 18, 2020

Dear Shareholders:

We cordially invite you to attend the extraordinary general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Tuesday, February 18, 2020, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	To ratify and approve the terms of compensation of Mr. Jonathan Lieber, our U.S.-based Chief Financial Officer, for a period commencing as of November 21, 2019 and onward;

(2)	To ratify and approve the grant of 33,638 options to Mr. Sean Ellis, a non-executive director of the Company, as of November 18, 2019; and

(3)	To approve a private placement with D.N.A Biomedical Solutions Ltd., our principal shareholder.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Tuesday, January 21, 2020 are entitled to notice of and to vote at the Meeting.

The vote of our shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible to our address below, c/o Dana Yaacov-Garbeli, our Israeli-based CFO. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on February 17, 2020. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 1:00 p.m. (Israel time), Tuesday, February 18, 2020) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee) will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the applicable instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form, to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instructions form.

Approval of each Proposal requires the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 1 and 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares represented, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by shareholders who do not have a personal interest in the approval of Proposal 3 that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by disinterested shareholders (as described herein, in sub-section (a)) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “–Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to the Proposals, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing under the tab “Investors” section on our website at www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “–Investors – SEC Filings.” Our telephone number at our registered office is +972 (2) 532-7151.

If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet by following the instructions provided above or in the proxy statement. Ordinary shares can be voted at the Meeting only if the holder is present or represented by proxy.

Sincerely,
/s/ Mr. Gerald Lieberman
Chairman of the Board of Directors

- ii -

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, FEBRUARY 18, 2020

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the extraordinary general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the extraordinary general meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Tuesday, February 18, 2020, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

This proxy statement, the attached notice of the extraordinary general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company’s ordinary shares, on or about January 14, 2020.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on January 21, 2020, or the Record Date, for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Whether or not you attend the Meeting, your vote is important, accordingly, our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting. Thus, if you cannot attend the Meeting, you are asked to sign and return the applicable proxy card regardless of the number of shares you own.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	To ratify and approve the terms of compensation of Mr. Jonathan Lieber, our U.S.-based Chief Financial Officer, for a period commencing as of November 21, 2019 and onward (“Proposal 1”);

(2)	To ratify and approve the grant of 33,638 options to Mr. Sean Ellis, a non-executive director of the Company, as of November 18, 2019 (“Proposal 2”); and

(3)	To approve a private placement with D.N.A Biomedical Solutions Ltd., or DNA, our principal shareholder (“Proposal 3”).

At the Meeting, we will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED BELOW.

PROPOSAL 1
RATIFICATION AND APPROVAL OF THE TERMS OF COMPENSATION OF MR. JONATHAN LIEBER, OUR
CHIEF FINANCIAL OFFICER

Background

Mr. Jonathan Lieber was appointed as our U.S.-based Chief Financial Officer, or U.S.-based CFO, commencing as of November 21, 2019. Mr. Lieber’s background includes financial and executive management roles at emerging and growth-stage life science companies. As a CFO, he has raised more than $300 million of equity and debt in public and private securities offerings, including a $110 million IPO at Altus Pharmaceuticals, and led strategic and business development transactions including the successful sale of Xcellerex Inc. to GE Healthcare. He currently serves as a managing director of Danforth Advisors, and most recently served as CFO of Histogenics (NASDAQ: HSGX), a publicly-traded cell therapy company developing products for the orthopedics market from July 2015 to December 2018. He additionally held the roles of CFO for Metamark Genetics, Inc., from January 2014 to June 2015, and CFO and Treasurer of Repligen Corporation (NASDAQ: RGEN), from September 2012 to September 2013. Prior to his employment at Altus Pharmaceuticals from July 2002 to March 2009, Mr. Lieber was an investment banker for ten years at Cowen and Company and Salomon Brothers, during which time he originated and executed on numerous corporate financings and merger and acquisition transactions. Mr. Lieber holds a B.S. in business administration and finance from Boston University and an M.B.A in finance from New York University Stern School of Business.

Pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, any transaction between us and an office holder that does not serve as our director, relating to his or her terms of compensation, must generally be consistent with our Directors and Officers Compensation Policy, or the Compensation Policy, and must be approved by the Compensation Committee and the Board. If such transaction is not consistent with our Compensation Policy, then it must also be approved by a special majority of our shareholders.

On November 15, 2019 and November 18, 2019, our Compensation Committee and the Board, respectively, have approved the terms of compensation of Mr. Lieber as our Chief Financial Officer, as set forth below.

In approving and in making their recommendation to approve the terms of compensation of Mr. Lieber as set forth below, the Compensation Committee and the Board considered, among other factors, Mr. Lieber’s experience in the management of emerging and growth-stage life science companies, his experience as CFO in raising equity and debt in public and private securities offerings, and his previous experience as an investment banker and the compensation terms of similarly-situated U.S.-based chief financial officers.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the terms of compensation of Mr. Lieber, as our U.S.-based CFO. The principal terms of compensation of Mr. Lieber as the U.S.-based CFO of the Company, with effect as of November 21, 2019, subject to shareholder approval, are as follows:

Consulting Agreement with Danforth Advisors, LLC, or Danforth, dated November 15, 2019, or the Agreement, for the provision of certain investor relations activities, U.S financing activities and support finance team services, including CFO services, to be rendered by Mr. Lieber. The Agreement is for an unlimited term, subject to termination for “cause” upon a thirty (30) days’ prior written notice, or termination without cause upon a sixty (60) days’ prior written notice. “Cause,” including (i) a breach of the terms of the Agreement which is not cured within thirty days of written notice of such default, or (ii) the commission of any act of fraud, embezzlement or deliberate disregard of a rule or policy of the Company.

Pursuant to the Agreement, Danforth is entitled to a fee of $350 per hour for the provision of CFO services by Mr. Lieber. The Company anticipates Mr. Lieber to provide approximately 16 hours per week of services from Mr. Lieber.  Danforth reserves the right to an annual increase in consultant rates of up to 4%, effective January 1 of each year, commencing on January 1, 2020. Additionally, pursuant to the Agreement, Danforth is entitled to reimbursement for reasonable out-of-pocket business expenses, including but not limited to travel and parking, incurred by Danforth in performing the services hereunder.

The terms of compensation for the provision of CFO services by Mr. Lieber, also include the grant of options to Danforth. On November 15, 2019 and November 18, 2019, our Compensation Committee and the Board, respectively, have approved, and recommend that our shareholders approve, as part of the terms of compensation for the provision of CFO services by Mr. Lieber, the grant to Danforth of options to purchase 30,385 ordinary shares of the Company, par value 0.0000769 NIS each, or ordinary shares, with an exercise price of $2.53. The options will vest in two years in 24 equal monthly installments starting November 18, 2019, provided that no earlier termination has occurred, such that on November 18, 2021, all such options shall be fully vested. Notwithstanding, if the Company terminates the Agreement before November 18, 2020, other than for a “cause,” all such options shall be fully vested upon such event. The options will be granted under the Company’s 2018 Equity Incentive Plan, and shall be subject to the terms thereto.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the terms of compensation of Mr. Jonathan Lieber, our U.S.-based Chief Financial Officer, as described in Proposal 1 of our Proxy Statement for our 2020 Extraordinary General Meeting of Shareholders, for a period commencing as of November 21, 2019, and onward, be, and hereby are, ratified and approved.”

Required Majority

Proposal 1 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 1 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 1, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 1 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “–Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 1, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2
RATIFICATION AND APPROVAL OF THE GRANT OF 33,638 OPTIONS TO MR. SEAN ELLIS, A NON-
EXECUTIVE DIRECTOR OF THE COMPANY

Background

Pursuant to the Companies Law, any transaction between the Company and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the compensation policy and must be approved by the compensation committee, the board of directors and the Company’s shareholders by a simple majority. If such transaction is not consistent with the compensation policy of the company, then the approval by the Company’s shareholders must be by a special majority.

On August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board, respectively, have determined to pay each of our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended from time to time, or the Compensation Regulations, for companies with equity similar to ours, as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, as amended from time to time, or the Relief Regulations.

On January 17, 2019, our Board, following the approval of the Compensation Committee, has approved, and on May 20, 2019 our shareholders approved, the amended terms of compensation to be granted, generally, to each of our non-executive directors (whether then in office or appointed in the future), including external and independent directors, without the need for further action or approval, with effect on and from the date of approval by our shareholders, May 20, 2019 (the “Amended Compensation”), as described in the Proxy Statement for our 2019 Annual General Meeting of Shareholders, filed with the SEC on April 15, 2019 under “—Proposal 4 – Approval of the Amended Terms of Compensation of the Company’s Non-Executive Directors—Equity-based compensation.” Such Amended Compensation included a grant of options only to each of our then presiding non-executive directors, in the amount and terms described therein.

Mr. Sean Ellis was appointed on June 24, 2019 as a non-executive director of the Company, and therefore, as of such date, is entitled to receive the Amended Compensation paid to each of our non-executive directors, excluding the options which were granted in our 2019 Annual General Meeting of Shareholders only to the then presiding non-executive directors. We are now asking our shareholders to compare the terms of compensation of Mr. Sean Ellis to the terms of compensation of our other non-executive directors, by approving a grant of options to purchase 33,638 ordinary shares, as described hereunder.

On November 15, 2019 and on November 18, 2019, our Compensation Committee and the Board, respectively, have determined to grant Mr. Ellis options to purchase 33,638 ordinary shares of the Company in the amount and terms described below. This proposed remuneration structure is designed to better align his interests as a director with those of us and our shareholders over the long-term and provide a competitive compensation package, including through the provision of a significant amount of his compensation through equity-based awards.

We are proposing to approve the grant of options to purchase 33,638 ordinary shares to Mr. Ellis, with an exercise price of $2.53. The options will vest in three years in twelve equal quarterly installments starting June 24, 2019, provided that no earlier termination has occurred, such that on June 24, 2022, all such options shall be fully vested. The options will be granted under the Company’s 2018 Equity Incentive Plan, and shall be subject to the terms thereto.

VAT, if applicable, will be added to all compensation components mentioned in this Proposal 2.

In addition, we will reimburse or cover Mr. Ellis for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in his capacity as a director in accordance with our Directors and Officers Compensation Policy and the Compensation Regulations.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the grant of 33,638 options to Mr. Sean Ellis, a non-executive director of the Company, as of November 18, 2019, as described in Proposal 2 of our Proxy Statement for our 2020 Extraordinary General Meeting of Shareholders, be, and hereby is, ratified and approved.”

Required Majority

Proposal 2 requires the approval of (1) the majority of the voting power present in person or by proxy and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 2 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 2, excluding abstentions; or (ii) the total number of shares held by such non-controlling disinterested shareholders (as described herein, in sub-section (i)) voted against Proposal 2 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “–Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal.  If you do not confirm that you do not have a personal interest in Proposal 2, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

PROPOSAL 3
APPROVAL OF A PRIVATE PLACEMENT TRANSACTION WITH DNA

Background

On December 11, 2019, and on December 18, 2019, we completed the first and second closing, respectively, of a private placement, or the Private Placement, with a group of accredited investors, including certain Board members or their affiliates, or the Purchasers, under which we received gross proceeds of approximately $13.5 million from the sale of 5,710,140 ordinary shares, at a price of $2.37 per share, or the Shares.

In addition, we granted the Purchasers and certain finders an aggregate of 3,131,861 three-year warrants to purchase up to an additional 3,131,861 ordinary shares at an exercise price in the range of $2.37 and $2.96 per share, or the Warrants, and together with the Shares, the Securities. Prior to the exercise of the Warrants and for the duration of their term, the number of Ordinary Shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon subsequent issuance of the Company’s capital stock at or below a price of $2.37.

In the Subscription Agreement entered between the Company and the Purchasers in connection with the Private Placement, the Company makes customary representations and warranties and the investors make customary representations and warranties. Among the Purchasers’ representations and warranties, each investor which is a U.S. Person for purposes of the U.S. Securities Act of 1933, or the Securities Act, represents that it is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act. In addition, under the Subscription Agreement, each Purchaser has the right to participate, pro rata based on its respective purchase amount under the Private Placement, in any future private placement offering of the Company of more than $2,500,000 to be closed during a period of one year following the final closing date of the Private Placement, subject to the conditions thereto.

We also entered into a Registration Rights Agreement with the Purchasers (together with the Warrants and the Subscription Agreement, the “Transaction Documents”), pursuant to which within seven months of the final closing, subject to certain customary extensions, we shall file a Registration Statement on Form F-3 with the SEC for the resale of the Shares issued in the Private Placement (including those issued upon exercise of the Warrants), and the securities issued to DNA, or other additional securities, as we may find necessary and at our sole discretion. The Company is required to pay the Purchasers liquidated damages in the event that the Company does not meet any of the foregoing requirement in an amount equal to 1% per month of the aggregate purchase price paid in cash by such Purchasers to the Company.

The Securities issued to the Purchasers in the Private Placement were issued pursuant to an exemption from registration under the Securities Act. The Securities have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

DNA Closing

On December 13, 2019, DNA has subscribed to the Private Placement (the “DNA Private Placement”) following receipt and acceptance by the Company of an offer from DNA to purchase 337,553 Shares in consideration for approximately $0.8 million, and a grant 168,776 Warrants, all subject to shareholder approval of the Company.

The terms of the Transaction Documents entered between the Company and the Purchasers, as described above, are similar in all material respects to the terms of the Transaction Documents entered into between the Company and DNA, expect for non-material changes related to the relevant exemption under the Securities Act utilized by the Company to issue shares and warrants to DNA, given their status as an affiliate and non-U.S. person under the Securities Act.

The Securities to be issued to DNA, subject to the closing, will be issued pursuant to Regulation S under the Securities Act. The Securities will not be registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

The Company’s undertakings in connection with the proposed transaction with DNA are subject, among other conditions, to the approval of the Company’s shareholders. If the Company’s shareholders do not approve such Company’s undertakings, then the Company’s obligations and the proposed transaction with DNA described above will be null and void.

The negotiations relating to the proposed transaction have been conducted by the Company’s management, under the supervision of our Audit Committee, which approved the transaction with respect to certain Purchasers on December 11, 2019, and with respect to DNA on December 12, 2019, and our Board, which approved the transaction with respect to the Purchasers on December 11, 2019 and on December 18, 2019, and with respect to DNA on December 12, 2019.

Reasons for the transaction

Our Audit Committee and Board have determined that the purchase price of the Securities in the DNA Private Placement is reasonable and represents market terms determined through the negotiations with the non-affiliated investors in the Private Placement. Our Audit Committee and Board have further determined that the structure of the proposed transaction, namely, a private placement with certain accredited investors requires the Company to expend much less time and resources than would a public offering.

The Audit Committee and the Board also believes that the capital raised through the Private Placement and expected to be raised through the DNA Private Placement would facilitate the fulfillment of the Company’s strategic objectives, including the completion of the Company’s ongoing Phase 2 clinical trial for oral PTH in Osteoporosis, the filing of an IND for the Osteoporosis program, ongoing development efforts to further develop additional compounds and finalize the Company’s formulations for its Hypoparathyroidism clinical candidate, and that it is in our and our shareholders’ best interests to raise the required capital from DNA, our principal shareholder. Therefore, the Audit Committee and the Board believe that the proposed transaction is in the best interests of the Company.

Approval process

DNA, who has a personal interest in the proposed transaction, is our principal shareholder, and immediately prior to the first closing of the Private Placement, held 31.22% of our voting rights. Under the Israeli Companies Law, for the purposes of determining which approvals are required for the proposed transactions, DNA is deemed to be a “controlling shareholder” of the Company, and the proposed transaction requires the approval of our Audit Committee, Board and a special majority of our shareholders, in that order. Our Audit Committee and Board have already approved the proposed transaction.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the private placement with DNA, our principal shareholder, be, and hereby is, approved.”

Required Majority

Proposal 3 requires the approval of (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 3 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who do not have a personal interest in the approval of Proposal 3, excluding abstentions; or (ii) the total number of shares held by disinterested shareholders (as described herein, in sub-section (i)) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “personal interest,” see below “–Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 3, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

Quorum and Voting Rights

On January 8, 2020, we had 17,864,684 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date, January 21, 2020, is entitled to one vote on all matters presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two (2) shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 1 and 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by shareholders who do not have a personal interest in the approval of Proposal 3 that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by disinterested shareholders (as described herein, in sub-section (a)) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 1 through 3, includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer owns five percent (5%) or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to each of Proposals 1 through 3, the vote of such interested shareholders, and with respect to each of Proposals 1 and 2, the vote of such controlling shareholders, may not be counted towards the majority requirement described above and will not count towards the two percent (2%) threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of each of Proposals 1 through 3. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in any of Proposals 1 through 3, as the case may be, and disqualify your vote on such Proposals 1 through 3, as the case may be.
We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 1 through 3. If you believe that you, or a related party of yours, possesses a personal interest (or, with respect to each of Proposals 1 and 2, is a controlling shareholder), you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Israel-based CFO on your behalf.

How You Can Vote

You can vote your shares by (i) attending the Meeting; (ii) completing signing and returning a proxy card; or (iii) voting through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on February 17, 2019. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, AST, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website at www.enterabio.com, under the tab “–Investors–SEC Filings,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 1:00 p.m. (Israel time) on Tuesday, February 18, 2019.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to each Proposal on the agenda, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items.”

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on January 21, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CEO and Israel-based CFO of the Company (by completing, signing and returning the proxy card to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151 as described under the heading “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 28, 2020. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “–Investors–SEC Filing.” The contents of our website are not a part of this proxy statement.

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 27, 2018, and the Company’s annual report for the year ended December 31, 2018, filed with the SEC on Form 20-F on March 28, 2019 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “–Investors – SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors

Jerusalem, Israel
January 14, 2020